UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

OMB APPROVAL OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response.......... 1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11596

Issuer: Perma-Fix Environmental Services, Inc.
Exchange: Boston Stock Exchange, Incorporated

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

8302 Dunwoody Place, Suite250
Atlanta, GA 30350
Tel: (770) 587-9898

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Perma-Fix Environmental Services, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 18, 2007	By: /s/ Louis F. Centofanti	Chairman of the Board, President and Chief Executive Officer
Date	Name	Title

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